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April 28, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Alison White

            Re: Wilshire Variable Insurance Trust (the "Registrant")
                File Numbers 333-15881 and 811-07917

Dear Ms. White:

   This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Registrant's Post-Effective Amendment No. 19 under the Securities Act of 1933 to the Registrant's registration statement on Form N-1A filed with the Commission on February 14, 2006.

   The Registrant acknowledges that the adequacy and accuracy of the disclosure in such filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WILSHIRE VARIABLE INSURANCE TRUST

By: /s/ Scott Boroczi
    -----------------------------
Name:  Scott Boroczi
Title: Treasurer